UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

WELIVV, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Rd, Ste #366, Wilmington, DE	19809
(Address of principal executive offices)	(Zip Code)

646-519-4336

Registrant’s telephone number, including area code

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

In this Annual Report, references to “WeLivv, Inc.”, “WeLivv”, “Moro”, “Moro.com”, “we,” “us,” “our,” or the “company” mean WeLivv, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

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OUR BUSINESS

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the company’s founder and current Chief Executive Officer.

Since its founding, the company has been headquartered in New York, New York. Although many of its employees and contractors work virtually and are located around the world, the company maintained an office in New York through May 2020. As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. As of December 31 2021, the company has approximately 35 contractors and employees, of which two (Andrew Christodoulides and Claude Zoghzoghi) are considered full-time employees.

From its incorporation through August 2020, the company did business as “WeLivv” and through its website: www.welivv.com, which initially went live in early 2017. In August 2020, the company filed a certificate of assumed name with the State of New York to begin operating as “Moro,” which is the name it is currently operating under. It correspondingly replaced its website URL with its current website URL: www.moro.com (hereinafter, the “platform”).

In June 2020, the company began development on a second social media platform that it subsequently named “Appalaudable,” Applaudable conducts business through the website URL: www.applaudable.com, but is a product within WeLivv, Inc. and has no separate or independent legal identity. Although Applaudable is expected to drive some incremental visitors and sales to Moro.com, the two sites are not dependent on each other and Applaudable.com’s primary goal is to generate revenue independently from Moro.

Business Overview

Moro

Moro is a web platform that sells home furnishings. Currently, the company generates all its revenues from purchases that take place on the platform. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting.

In order to secure the photographs of furnishings in an actual home setting, Moro invites home professionals, such as interior designers and architects (hereinafter, “professional users”), to build a profile on the platform, where they can share information and upload photos of their work, which then become publicly available to share with their colleagues, potential clients, media, and others.

Once uploaded, and pursuant to the company’s Terms & Conditions which must be agreed upon by each professional user who creates a profile on the platform, Moro receives a non-exclusive, irrevocable, perpetual, and royalty-free license to use each professional user’s uploaded content, including photographs, as part of its e-commerce platform. Using a combination of proprietary and third-party tools, as well as some manual input from the professional user who uploaded the photograph, Moro then tags certain furnishings in each photo, which allows Moro to associate a brand and item number to each tagged furnishing. Moro estimates that as of December 31, 2021, it has access to approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site. Currently, approximately 120,000 products within these photographs are tagged on its platform.

Based on the tagged items, Moro then seeks to enter into a vendor wholesale agreement with each brand that was identified as part of the tagging process. Pursuant to such agreements, Moro receives wholesale pricing from the brand’s manufacturer or distributor (hereinafter, “vendor brand”) on each item it sells on the platform, as well as detailed information from the vendor-brand’s product catalogue about each item. Moro uses that information to augment its tagging. As of year-end 2021, the company has a vendor wholesale relationship with approximately 450 home furnishing brands.

Customers can make purchases through Moro.com or over the phone with a Moro representative. Moro utilizes a “drop ship” model whereby it never receives or holds any goods. Instead, once an order is placed on the platform, the company generates a purchase order using a combination of system-automated and manual processing. It submits the purchase order to the appropriate vendor-brand, which then ships the order directly to the customer. Once a purchase order is processed by the respective vendor-brand, the company receives an invoice from the vendor-brand for the wholesale price, as well as a shipping confirmation and an estimate of shipping times. The company then updates the order with that information and finally charges the customer for the product and shipping cost.

Except for issues related to vendor-brand warranties, the company manages all customer interaction, including customer service, shipping, and refund or exchange requests for retuned, damaged, or loss products.

In order to incentivize professional users to refer others to the platform, the company created an affiliate program called InShop. Moro provides professional users individual discounts of up to 25% on products on the site. Through the InShop program, professional users can pass a portion of that discount to any other individual, most typically their clients. These professional users, called InShop Affiliate Users, receive as a commission from Moro consisting of the difference between their account discount and the portion of that discount that is used by the purchaser. For example, on a sample purchase of a $10,000 item, an InShop Affiliate User may be entitled to a trade discount of 20%. The InShop Affiliate user can either keep the entire $2,000 discount or pass a portion of it to a third-party, most typically a client. This is managed by our platform, which enables the InShop Affiliate user to dictate what amount of their trade discount is visible to their client. Whatever amount of the discount remains accrues to the InShop Affiliate user. InShop has been developed, but is currently operating in beta mode, which means that it is functional but significant improvements to both functionality and design are expected. As of December 31, 2021, the program has been introduced to approximately 200 professional users for testing and feedback and we have achieved an enrollment rate of 90%.

Although the general platform is live and fully operational, the company estimates that as of year-end 2021 only 15% of the approximately 120,000 products it has available to sell through the approximately 450 brands Moro has contractual vendor relationships with, can be currently purchased through the platform. The primary reason for this is that aggregating the required home furnishing data and then structuring it to fit the platform, which is necessary for customers to find and purchase products on the marketplace, is highly complex and time consuming. The company is addressing this challenge, with the goal of growing from 15% of products to 100% toward the end of 2022, by developing software and systems, as well as growing its team of expert contractors. With these newly developed and tested resources, the company hopes to have approximately 120,000 products, or approximately 2 million SKUs, available for purchase on the platform on or about the end of 2022. Thereafter, the company plans to grow the number of products available for sale on its site at a rate of up to 18,000 per month for the following 24 months. Moro has paused the development of its object detection and tagging systems. This initiative will be integrated with the company’s broader development of Applaudable, which will ultimately include this functionality so as to allow for the searching and shopping of featured images, including but not limited to interior design photos.

Applaudable

Applaudable is an independent social media platform focused on facilitating awareness, recognition, and sharing of the great experiences that give life meaning. Like Instagram, experiences will be primarily distributed through a content feed. However, rather than toxic, superficial posts, which offer little value beyond how the photo or user looks, Applaudable posts will recognize experiences users love or appreciate – people, objects, places, activities, or anything else. They will also include details that enable users to shop the photo or emulate the experience. Further, embedded data within each post will enable our “Social Search” functionality, allowing users to search based on the authentic experiences of other users with similar tastes and interests. Although there is not a direct user-facing relationship between Moro.com and Applaudable.com, both platforms harness our proprietary technology that allows users to shop items directly from photographs.

As of the fourth quarter of 2021, users are able to register for an Applaudable.com account. Though we have made significant progress in designing the site, we have not yet begun its development. As of year-end 2021, we began the process of selecting a vendor to assist with the software development, with the expectation that work will commence in or around the second quarter of 2022. The current functionality allows users to reserve their username through a basic registration; the remainder of the platform has been fully designed, but only deployed for username reservation purposes to date. Our engineers are in the process of developing the next phase of functionality which will allow for the full account creation and experience sharing of users. This is expected to be live on a web platform by the second quarter of 2022, and live on mobile platforms by the end of 2022.

Business Model

The company generates revenue from purchases on Moro.com based on the spread between the wholesale price it pays for items from vendor-brands, and the retail price at which it sells those items to consumers. Due to its vendor agreements with vendor-brands, Moro is treated as a retailer, which entitles it to wholesale pricing that is typically 40% to 60% less than retail or MSRP pricing. When a customer places an order on the platform, the company collects the full retail price from the customer. It then remits the wholesale price to the vendor-brand. The difference between the two constitutes the company’s gross profit.

Applaudable is neither fully operational nor generating any revenue for the company. If and when the platform is fully launched, the company anticipates that it will generate revenues by keeping a share of all purchases made on its platform. Purchases on Applaudable will be made possible through two separate business models: Affiliate E-Commerce and Owned E-Commerce. Moro is the company’s first owned e-commerce marketplace and covers the home furnishings category, and the company plans to launch additional e-commerce marketplaces in new verticals. In cases where the company operates its own e-commerce marketplaces through which purchases on Applaudable will be fulfilled, the margins can be approximately 300% greater than purchases made for products being fulfilled through its affiliate e-commerce model. For all products and categories where the company will not operate its own e-commerce marketplaces, products will be fulfilled by 3rd party affiliates. To Applaudable’s users, this will be indistinguishable; however, the margins on purchases for such items will be in the 10-20% range compared to up to 50% on purchases for products fulfilled by the company’s own e-commerce marketplaces. While the latter results in smaller gross margins of approximately 10% to 20%, there are fewer operating costs for the company and a significantly larger addressable market.

Legal Proceedings

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business. The company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Dependence on Critical Customers, Suppliers, or Contracts

Although we rely on a number of suppliers and vendors, no one supplier or vendor is critical to the success of our business model. Additionally, our customer base consists of a large number of diverse individuals, so we are not dependent on any key customer. However, like many other companies, we are generally dependent on a robust global supply chain and we have, and continue to expect to be, affected by manufacturing and shipping delays related to the COVID-19 pandemic. Because we are an e-commerce platform, we are particularly susceptible to delays and higher costs due to shipping, over which we have limited to no control.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

Andrew Christodoulides, is the registered owner of the trademark with the U.S. Patent & Trademark Office (“USPTO”). In April 2021, the company applied for a registered trademark for “Applaudable” with the USPTO, but that trademark has not yet been granted.

On August 18, 2021, the company completed writing its provisional patents for (1) “Systems and Methods for Tagging and Searching Data” and (2) “Systems and Methods for Profile Discovery and Networking.” These patents cover the two technologies previously discussed in this section and are expected to be filed in or about the second quarter of 2022 with the USPTO.

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Competitive Conditions

With respect to Moro.com, the company directly competes with numerous companies across several key channels: physical retail, manufacturers directly, and e-commerce. Given the breadth of potential competitors, we generally consider only those companies that sell the same products as Moro as direct competitors. The following is a breakdown of our director competitors by channel:

●	Physical Retail: This channel is primarily made up of many small multi-brand retailers, as well as branded manufacturer-retail shops. This channel has been losing market share for years, and this was accelerated by COVID.

●	Manufacturers: Based on our experience, approximately 20% of manufacturers sell directly. Their prices typically conform to their standard MSRP policies so that they do not undermine Moro or the rest of their retail or e-commerce partners.

●	E-Commerce: We consider the following companies to be our principal competitors based on the type and breadth of products each offers through its e-commerce platform: Houzz, 1st Dibs, YDesign Group, DWR, and Wayfair. Pricing is generally the same across all competitors, as manufacturers typically set a fixed wholesale price. The differentiating factors are generally the breadth of the product offering, the trust of the e-commerce brand largely based on name recognition, and the user experience.

As most e-commerce home furnishing platforms like Moro generally receive the same wholesale price from the manufacturer or distributor, the main point of differentiation between us and competitors relates to user experience.

We believe most of our competitors share the same core shortcoming in how they display results to users, which makes it more difficult for consumers to discover, select, and ultimately purchase home furnishings.

For example, search engines such as Google and ecommerce retailers such as Amazon, YLighting and Wayfair have the ability to return a significant number of results, but the results are generally displayed as free-floating product images or incorporated into staged home setting environments in photographs provided by product manufacturers, rather than through curated user-generated photos of home settings, as Moro.com does. We believe seeing the product in authentic context is critical to how consumers evaluate the style and caliber of an individual item.

The challenge is compounded by consumers’ limited name recognition of leading brands in the lighting and home furnishings categories. These categories lack the level of brand awareness enjoyed by leading brands in other high-end product markets; in other words, we believe there is generally no equivalent of an Apple, Nike or Prada in home goods. Consumers consequently have a limited ability to use brands as a proxy for quality or desirability. Providing the context in our product photographs of high-end homes, provides important cues about the caliber of the home furnishings consumers view, which are absent in the undifferentiated set of free-floating images against a white background that many of our competitors present.

Conversely, online communities like Pinterest and Houzz provide abundant context, including photographs of furnishings in home settings, but the user experience is poor because users find it difficult to complete a purchase directly on the site. Many consumers who attempt to purchase items through those platforms regularly encounter issues such as broken, inaccurate, or non-existent links. We believe this is the result of those platforms’ inability to date to tag each furnishing accurately in each photograph that is displayed on its platform.

We believe Moro is unique in providing both essential elements for transacting with confidence: the context of seeing product images in actual homes that provides critical decision support and a “shoppable” experience that allows consumers to instantly purchase the products they see in those images with accurate links to products from approximately 450 home furnishing brands. In short, Moro fundamentally improves the online shopping experience.

With respect to Applaudable, the competitive environment is primarily large and established social media like Instagram and Facebook, and to a lesser extent, more specialized social media platforms like Clubhouse. While the established social media platforms have achieved enormous scale, we believe that they suffer from two principal shortcomings which Applaudable seeks to address. First, user posts are frequently of a superficial, “living my best life” nature, which has been repeatedly cited as creating a toxic environment for users who consume those posts. We believe Applaudable’s ethos of focusing on sharing the experiences that give life meaning, will create a far more affirming, beneficial user experience. Second, user posts on established social media platforms lack utility. In general, posts lack the information required for user’s to easily purchase the goods or services depicted in posts. Applaudable will seek to provide embedded data in user posts that permit other users to emulate the experiences they see shared, by purchasing them directly from the post, and doing so while remaining on the Applaudable platform.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2021 and December 31, 2020 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Basis of Presentation

Net revenues. We generate revenues from the sale of products via our Moro.com platform.

Cost of revenues. Our cost of revenues is the expense of purchasing inventory from a manufacturer or distributor, as well as merchant fees.

Advertising and marketing expenses. Our advertising and marketing expenses include advertising, marketing, and similar expenses.

General and administrative expenses. Our general and administrative expenses include overhead, executive compensation, independent contractors, meals and entertainment, software expenses, legal, and similar expenses.

Comparison of Year Ended December 31, 2021 and 2020

The following table sets forth key components of our results of operations during the twelve months ended December 31, 2021 and 2020, both in dollars and percentage of our revenues.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Net revenues	$688,524	$223,252
- Cost of revenues	$617,929	$271,032
Gross profit (loss)	$70,595	$(47,780)
Operating expenses
- Advertising & marketing	$446,345	$79,736
- General & administrative	$814,636	$643,426
- Depreciation & amortization	$0	$0
Total operating expenses	$1,260,981	$723,162
Operating income (loss)	$(1,190,386)	$(770,942)
Net income (loss)	$(1,897,792)	$(872,235)

Net revenues. Our total revenues were $688,524 for the twelve months ended December 31, 2021 as compared to $223,252 for the twelve months ended December 31, 2020, an increase of $465,272 or 208.4%. The year-over-year increase was principally driven by a dramatic increase in brands and products onto the Moro.com platform. In addition, the effects of COVID on the interior design market diminished significantly which allowed many professional interior design projects to proceed that had been put on hold in 2020.

Cost of revenues. Our cost of revenues increased by $346,897, or 128.0%, to $617,929 for the twelve months ended December 31, 2021 from $271,032 for the twelve months ended December 31, 2020. Such increase was primarily due to a growth in sales volume compared to the prior year period. The high cost in prior year was partly due to one time investments to develop campaigns for many of our acquired brands so that they were prepared to go live once those brands had been onboarded to Moro.

Advertising and marketing expenses. Our advertising and marketing expenses increased by $366,609, or 459.8%, to $446,345 for the twelve months ended December 31, 2021 from $79,736 for the twelve months ended December 31, 2020. Such increase was primarily due to an increase volume of product sales compared to the prior year period.

General and administrative expenses. Our general and administrative expenses increased by $171,210, or 26.6%, to $814,636 for the twelve months ended December 31, 2021 from $643,426 for the twelve months ended December 31, 2020, as we increased headcount in order to manage the increased product data from newly added brands and accelerated Applaudable platform development.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by ($1,025,557), or 117.6%, to ($1,897,792) for the twelve months ended December 31, 2021 from ($872,235) for the twelve months ended December 31, 2020.

Liquidity & Capital Resources

As of December 31, 2021, we had cash and cash equivalents in the amount of $123,367. Total liabilities were $4,223,490, of which $566,266 consisted of operating liabilities. The remaining liabilities consisted of related party loans of $136,477; Paycheck Protection and EIDL loans of $623,629, $887,500 of outstanding convertible notes, $317,147 of accrued interest, and $1,692,471 of future equity obligations. Our average monthly burn rate (i.e., the rate at which we are losing money) was approximately $61,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through our Regulation A offering. We began to accept subscriptions to our Series A, through our Regulation A offering, on or about October 25, 2021. As of December 31, 2021, we had yet to conduct a closing or otherwise receive any amount from our Series A. We expect to begin a series of closings in the first quarter of 2022, continuing through the end of the year.

The following table sets forth a summary of our cash flows for the periods presented:

	December 31, 2021	December 31, 2020
Net cash used in operating activities	$(789,608)	$(788,506)
Net cash used in investing activities	$0	$0
Net cash provided by financing activities	$520,832	$1,146,699
Net increase (decrease) in cash and cash equivalents	$(268,776)	$358,193
Cash and cash equivalents at beginning of period	$392,143	$33,950
Cash and cash equivalents at end of period	$123,367	$392,143

Trend Information

Due to global supply chain issues, increased shipping costs, and associated delays related to the COVID-19 pandemic, we expect that we will continue to find it difficult to meet user demand and expectations in the short-term. Although it is our belief that these issues will dissipate over time, we may find it necessary in the interim to reduce our efforts to generate new Moro customer to focus on providing our existing customers with a strong customer experience, which may result in revenue falling below our initial projections during this period.

Additionally, our ability to execute our business plan depends on our ability to raise capital through our Series A offering via Regulation A. Delays in commencing that offering have constrained our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users and vendor brands. Until we can secure the required capital, these factors will likely restrict our revenue and profitability.

DIRECTORS & OFFICERS

The following table sets forth the name and position of each of our current executive officers, directors, and significant employees:

Name	Position	Age	Term of Office	Approximate Hours Per Week for Part Time Employees/Contractors
Andrew Christodoulides	Founder, CEO, Director	43	April 2016	Full-Time
Laurence Levi	Chief Strategy Officer, Director (Executive Chairman)	53	November 2020	N/A
Dmitriy Zaytsev	Chief Technology Officer	30	April 2017	40
Claude Zoghzoghi	Director of Operations	27	March 2021	Full-Time

There are no family relationships between any director or executive officer. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and mother minor offenses.

Executive Officers

Andrew Christodoulides, Founder and CEO. Andrew founded Moro after building home decor ecommerce firm Original Pad to $4 million in annual revenue, during which he concluded that a new platform, which ultimately became Moro, could radically improve the online home goods shopping experience. Andrew previously founded call center outsourcing firm Acena with $500 of seed capital and sold it for over $1 million to industry leader Map Communications.

Claude Zoghzoghi, Director of Operations. Claude leads Moro’s operations and analytics teams. Claude previously worked with early-stage companies FixFake and Mosaic Foods, and holds a Masters in Business Analytics from Columbia University.

Laurence Levi, Executive Chairman. Laurence serves as Moro’s Executive Chairman, with responsibility for corporate strategy and capital markets. Laurence was previously the Chief Strategy Officer of global cannabis firm Flowr Corp. (TSXV: FLWR). He is the founder of consumer private equity firm VO2 Partners, and was formerly a transactional attorney with Latham & Watkins.

Directors and Advisors

As of December 31, 2021, the company’s board of directors consists of two directors, Andrew Christodoulides and Laurence Levi, who each serve one-year terms. In addition, the company’s advisory board includes Ben Uretsky.

Ben Uretsky, Advisory Board. Ben is the Chairman of Moro’s Advisory Board. He is the co-founder and Chief Operations Officer of online home buying platform Welcome Homes, and was the founder and previous CEO of cloud infrastructure firm Digital Ocean (NYSE: DOCN), which Ben launched at Techstars and currently has a market capitalization of $4.58 Billion.

Compensation of Directors & Executive Officers

The following table sets forth the annual compensation of each of the three* highest paid persons who were executive officers or directors during our last completed fiscal year ended December 31, 2021.

Name	Capacities in which Compensation was received	Cash Compensation ($)	Other Compensation	Total Compensation ($)
Andrew Christodoulides	CEO	$216,000	None	$216,000
Claude Zoghzoghi	Director of Operations	$85,000	None	$85,000

*	The company has only two executive officers. The company does not currently compensate any individual specifically for their role as a director.

The company may increase its compensation to the above officers and directors through a combination of cash and potential equity incentives, as well as hire or promote other individuals to executive positions with commensurate compensation.

As of December 31, 2021, the company is considering entering into an independent contractor agreement with Mr. Levi, whereby he will receive a monthly payment of approximately $10,000, plus options to purchase up to 590,000 shares of the company’s Class A Voting common stock from stock that has been reserved for issuance as part of the company’s 2017 Equity Incentive Plan.

Employment Agreements

We currently have no written employment agreement with any executive officer. Their compensation is and will be as determined by the board of directors based upon such factors as are deemed appropriate.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of December 31, 2021 (i) by each of our officers and directors who beneficially own more than 10% of our outstanding stock; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of our outstanding tock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to the shares. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 501 Silverside Rd, Suite or PMB #366, Wilmington, DE 19809.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable(1)	Percent ownership(2)
Common Stock – Class A	Andrew Christodoulides	4,875,000	None.	84%
Common Stock – Class A	All directors and officers as a group(3)	5,137,918	None.	88%

(1)	Includes any securities acquirable within 60 days in accordance with SEC Rule 13d-3(d)(1).
(2)	Based on 5,818,474 shares of our stock outstanding (on a fully diluted basis) as of December 31, 2021.
(3)	The directors and officers include Andrew Christodoulides and Laurence Levi.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions during our last two completed fiscal years (2020 and 2021), or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On December 20, 2020, the company sold 235,000 shares of Class A Voting common stock to Mr. Levi at $.0010 per share, which the board of directors considered to be fair market value of the shares as of the date of the sale.

On March 29, 2021, the company issued options to acquire 3,076 shares of Class A Voting common stock to Claude Zoghzoghi, with an exercise price set at the fair market value of the shares as of the date of the grant.

In August of 2021, Claudine Morgan, the wife of the company’s CEO, issued a demand note to the company in the amount of $80,000, which accrues interest at a rate of 2.75% per annum. The loan was approved by the company’s board of directors in order to help the company fund operations as it raises additional capital through its Series A.

The company has received advances from its CEO, founder, and majority stockholder, Andrew Christodoulides, since inception. As of December 31, 2021, the balance of the advances owed to the founder was $59,869. These advances have no interest rate or specified maturity date.

OTHER INFORMATION

None.

FINANCIAL STATEMENTS

WELIVV, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Stockholders’ of

WeLivv, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WeLivv, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presents fairly, in all material respects, the financial position of WeLivv, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLivv, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying balance sheet of WeLivv, Inc. as of December 31, 2020, and the related statements of operations and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them. They were audited by other auditors whose report dated August 10, 2021, expressed an unmodified opinion on those statements.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLivv, Inc.’s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLivv, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLivv, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audits.

Houston, Texas

May 2, 2022

WELIVV, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$123,367	$392,143
Accounts receivable, net	26,310	-
Prepaid expense and other current assets	7,942	-

Total current assets	157,619	392,143

Total assets	$157,619	$392,143

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$62,996	$3,230
Accrued liabilities	43,077	-
Deferred revenue	460,193	-
Customer deposit	-	59,973
Accrued interest	317,147	232,395
Due to related parties	136,477	189,375
Convertible notes, current	662,500	550,000
Paycheck protection plan loan, current	263,997	-

Total current liabilities	1,946,387	1,034,973

Non-current liabilities
Future equity obligations	1,692,471	1,070,000
Paycheck protection plan loan, net of current maturities	228,332	263,997
Convertible notes, net of current maturities	225,000	125,000
Economic injury disaster loan	131,300	10,000

Total liabilities	$4,223,490	$2,503,970

Commitments and contingencies

Stockholders’ deficit
Series A preferred stock, par value $0.0001, 171,068 authorized, none issued and outstanding	$-	$-
Undesignated preferred stock, par value $0.0001, 4,828,932 authorized, none issued and outstanding	-	-
Class A common stock, par value $0.0001, 8,000,000 authorized, 5,262,918 issued and outstanding	527	503
Class B common stock, par value $0.0001, 1,270,410 authorized, none issued and outstanding	-	-
CF shadow series common stock, par value $0.0001, 285,271 authorized, none issued and outstanding	-	-
Undesignated common stock, par value $0.0001, 444,319 authorized, none issued and outstanding	-	-
Additional paid-in capital	5,006	-
Subscription receivable	(738)	(503)
Accumulated deficit	(4,070,666)	(2,111,827)

Total stockholders’ deficit	(4,065,871)	(2,111,827)

Total liabilities and stockholders’ deficit	$157,619	$392,143

See accompanying notes to financial statements.

WELIVV, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
Revenues, net	$688,524	$223,252
Cost of revenues	617,929	271,032

Gross profit (loss)	70,595	(47,780)

Operating cost and expenses
Advertising and marketing	446,345	79,736
General and administrative	814,636	643,426

Total operating expenses	1,260,981	723,162

Net income (loss) from operations	(1,190,386)	(770,942)

Other income (expense)
Interest expense	(84,763)	(99,260)
Change in fair value of future equity obligations	(622,471)	-

Total other income (expense)	(707,234)	(99,260)

Net income before franchise tax expense	(1,897,620)	(870,202)

Income tax expense	(172)	(2,033)

Net loss	$(1,897,792)	$(872,235)

Weighted average common shares outstanding -
basic and diluted	5,265,994	5,035,000

Net loss per common share - basic and diluted	$(0.36)	$(0.17)

See accompanying notes to financial statements.

WELIVV, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Series A Preferred Stock		Undesignated Preferred Stock		Class A Voting Common Stock		Class B Non-Voting Common Stock		CF Shadow Series Common Stock		Undesignated Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balance at December 31, 2019	-	$-	-	$-	5,027,918	$503	-	$-	-	$-	-	$-	$-	$(503)	$(1,213,795)	$(1,213,795)

Adjustment to accumulated deficit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,797)	(25,797)

Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(872,235)	(872,235)

Balance at December 31, 2020	-	$-	-	$-	5,027,918	$503	-	$-	-	$-	-	$-	$-	$(503)	$(2,111,827)	$(2,111,827)

Issuance of class A voting common stock	-	-	-	-	235,000	24	-	-	-	-	-	-	211	(235)	-	-

Stock option compensation	-	-	-	-	-	-	-	-	-	-	-	-	4,795	-	-	4,795

Adjustments to accumulated deficit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(61,047)	(61,047)

Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,897,792)	(1,897,792)

Balance at December 31, 2021	-	$-	-	$-	5,262,918	$527	-	$-	-	$-	-	$-	$5,006	$(738)	$(4,070,666)	$(4,065,871)

See accompanying notes to financial statements.

WELIVV, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(1,897,792)	$(872,235)
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of future equity obligations	622,471	-
Stock-based compensation	4,795	-
Adjustments to accumulated deficit	-	(25,798)
(Increase) decrease in assets:
Accounts receivable	(26,310)	2,060
Prepaid and other assets	(7,942)	7,942
Increase (decrease) in liabilities:
Accounts payable	59,766	2,400
Accrued liabilities	43,077	(1,854)
Accrued interest	85,032	99,258
Deferred revenue	460,193	-
Due to related parties	(132,898)	-
Customer deposits	-	(279)

Net cash used in operating activities	(789,608)	(788,506)

Cash flows from financing activities
Issuance of convertible notes	212,500	37,500
Change in subscription receivable	-	869,038
Borrowings from related parties	80,000	-
Payment on related party borrowings	-	(33,836)
Proceeds from economic injury disaster loan	-	10,000
Proceeds from paycheck protection program loan	228,332	263,997
Distributions	-	-

Net cash provided by financing activities	520,832	1,146,699

Net increase (decrease) in cash and cash equivalents	(268,776)	358,193
Cash and cash equivalents, beginning of period	392,143	33,950
Cash and cash equivalents, end of period	$123,367	$392,143

Supplemental cash flow information
Cash paid for interest expense	$-	$-
Cash paid for taxes	$172	$2,033

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$235	$-

See accompanying notes to financial statements.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1:	Nature of operations

Nature of the business

WeLivv, Inc. dba Moro (the “Company”) was incorporated in the State of Delaware on April 15, 2016 (“Inception”). The Company operates an online home furnishings marketplace to connect designers, product creators and consumers. The Company’s headquarters are in the State of New York. The company began operations in 2016.

Going concern and management’s plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has relied on the issuance of equity, convertible notes, and loans from shareholders to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital.

These above matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company or be able to secure additional related party funding. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company’s financial condition and the results of its operations.

NOTE 2:	Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year end is December 31.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2:	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and stock-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2021 and 2020, the Company’s cash and cash equivalents were held at one accredited financial institution.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2:	Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity (“SAFEs”). SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs.

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings, under the guidance prescribed by ASC 825-10. (See Notes 3 and 4.)

Revenue recognition

The Company recognizes revenue from the sale of products through its website in accordance with ASC 606, “Revenue Recognition” through the following five step procedure:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Net revenue from product sales includes shipping costs charged to the customer and is recorded net of taxes collected from customers, which are remitted to governmental authorities. The company record customer deposits on orders from customers prior to shipping products and records them as deferred revenue on the balance sheets.

Accounts receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $120,516 and $87,198, respectively.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2:	Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021 and 2020, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $446,345 and $79,736 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statements of operations.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 3 and 4).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Leases

The Company leases office space under a lease agreement. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2:	Summary of significant accounting policies (continued)

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess’ its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2:	Summary of significant accounting policies (continued)

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share. As of December 31, 2021, potentially dilutive securities included the Company’s outstanding stock options (see Note 6). As of December 31, 2021, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 4).

Concentrations

As of December 31, 2021 and 2020, the Company does not have any concentrations with customers or vend0rs that would materially affect operations if those customers or vendors were unavailable as management believes there are suitable alternatives available.

Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. During 2021, in order to correct prior period accounts, adjustments were made that increased accumulated deficit by $61,047.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3:	Fair value measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements As of December 31, 2021 Using:
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$-	$-	$1,692,471

	Fair Value Measurements As of December 31, 2020 Using:
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$-	$-	$1,070,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3:	Fair value measurements (continued)

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021 and 2020:

Future Equity
Obligations
Balance, December 31, 2019	$-
Issuance of future equity obligations	1,070,000
Balance, December 31, 2020	1,070,000
Change in fair value	622,471
Balance, December 31, 2021	$1,692,471

During the year ended December 31, 2020, the Company has determined that the face value of the future equity obligations approximate the fair value and no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

NOTE 4:	Future equity obligations

In 2020, the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 4:	Future equity obligations (continued)

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

As of December 31, 2021 and 2020, the fair value of SAFEs was $1,692,471 and $1,070,000, respectively.

NOTE 5:	Debt

Paycheck protection program loan

In April 2020, the Company entered into a Paycheck Protection Program (“PPP”) loan for $263,997, with an interest rate of 1% and maturity date in April 2022. This loan is not secured. The balance of this loan was $263,997 as of December 31, 2021 and 2020, respectively.

In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and maturity date in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2021.

Economic injury and disaster loan

In April 2020, the Company received an advance for $10,000, under the Economic Injury and Disaster Loan (“EIDL”), which is automatically forgivable if used for qualifying expenses.

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The amount outstanding on all EIDLs was $131,300 as of December 31, 2021.

Convertible debt

As of December 31, 2021 and 2020, the Company has issued $887,500 and $675,000, respectively, of 12% unsecured convertible notes (the “Notes”) due twenty-four months after initial issuance (“Maturity Date”). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more (“Qualified Financing”). For Notes totaling $312,500 the conversion price is the lesser of 76% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company’s common stock outstanding immediately prior to the initial closing of a Qualified

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 5:	Debt (continued)

Convertible debt (continued)

Financing of at least 1,000,000 assuming full conversion or exercise of outstanding stock options and Notes. For the remaining Notes totaling $325,000, the conversion price is 76% of the price per share of stock received by the Company in a Qualified Financing. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Future maturities of debt

Future maturities of third-party debt are as follows:

December 31, 2021
2022	$926,497
2023	225,000
2024	-
2025	-
2026	228,332
Thereafter	131,300
$1,511,129

December 31, 2020
2021	$550,000
2022	388,997
2023	-
2024	-
2025	-
Thereafter	10,000
$948,997

NOTE 6:	Stockholders’ deficit

As of December 31, 2021 and 2020, respectively, the Company was authorized to issue 11,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 common stock and 1,000,000 shares of par value $0.0001 preferred stock.

On April 18, 2022, the Company amended and restated their certificate of incorporation with the effect being an increase in the number of authorized shares from 11,000,000 to 15,000,000, consisting of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. There was no change to the par value of the stock. The amended certificate of incorporation also created various designations of stock as described below. All share and per share amounts in the financial statements have been retroactively restated to reflect these changes.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 6:	Stockholders’ deficit (continued)

Preferred stock

The Company designated its preferred stock as 171,068 shares of Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of December 31, 2021 and 2020, no shares of preferred stock have been issued.

Common stock

The Company designated its common stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 285,271 shares of common stock undesignated. As of December 31, 2021 and 2020, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. No shares of Class B Non-Voting or CF Shadow Series stock have been issued.

Voting

The holders of the Class A Voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company is offering a maximum of 1,127,819 shares of its Class B Non-Voting common stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the “Offering”).

There is no minimum number of shares that must be sold to close the Offering. The minimum initial investment amount per subscriber is $266. The Offering will be conducted on a “best-efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC (“ODB”), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

In consideration for ODB’s services, ODB will receive in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 6:	Stockholders’ deficit (continued)

Regulation A offering (continued)

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering (“Excepted Investors”). Additionally, ODB will receive in securities of the same type as we are issuing in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

2017 equity incentive plan

On October 4, 2017, the Company adopted the Company’s 2017 Stock Plan (the “2017 Plan”). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company’s employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 555,556 shares of common stock issuable upon the grant of awards.

On the March 29, 2021, under the 2017 Plan, the Company issued options to an employee to acquire an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $6.50. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company’s favor. The options vest monthly through March 29, 2022 and have an expiration date of March 29, 2031.

A summary of information related to stock options for the years ended December 31, 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	-	$-	$-
Granted	3,076	3.80
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2021	3,076	$3.80	$8,767

Value
Weighted average grant date fair value of options granted during year	$2.05
Weighted average durations (years) to expiration of outstanding options at year end	9.24

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 6:	Stockholder’s deficit (continued)

2017 equity incentive plan (continued)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2021:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $6,318. Stock-based compensation expense of $4,795 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,523 as of December 31, 2021, which will be recognized over a weighted average period of 1 year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

NOTE 7:	Operating lease

The Company leases office space. Rent expense related to this lease for the years ended December 31, 2021 and 2020 was $77,000, and $22,000, respectively. As of December 31, 2021, the lease is month to month and there are no future minimum rental payments under non-cancelable leases.

NOTE 8:	Related party transactions

The Company has received advances from the founder and majority stockholder since inception. As of December 31, 2021 and 2020, the balance of the advances owed to the founder was $59,869 and $189,375, respectively. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing interest at 40%. As of December 31, 2021, the amount outstanding is $80,000 and is classified together with the amounts above due to the founder in due to related parties in the balance sheets. Accrued interest as of December 31, 2021, related to this advance was $11,748.

NOTE 9:	Subsequent events

See Note 6 for discussion of subsequent event related to the amended and restated their certificate of incorporation. The Company has evaluated all events that have occurred after the balance sheet date through May 2, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

EXHIBITS

The documents listed in the Exhibit index of this report are incorporated by reference or are filed with this report, as indicated below.

Exhibit Number	Exhibit Description	Form	File No	Exhibit	Filing Date
1.1	Amended & Restated Engagement Agreement between OpenDeal Borker LLC and the Company	1-A	024-11620	1.1	10/20/2021
1.2	Amended & Restated Certificate of Incorporation of WeLivv, Inc.	1-A	024-11620	1.2	10/20/2021
1.3	ByLaws of WeLivv, Inc.	1-A	024-11620	1.3	10/20/2021
1.4	Form of Subscription Agreement	1-A	024-11620	1.4	10/20/2021
1.5	Form of Pre-Series Seed Convertible Promissory Note, along with amendments thereto, between the Company and certain investors	1-A	024-11620	1.5	10/20/2021
1.6	Form of Series Seed Convertible Promissory Note, along with amendments thereto, between the Company and certain investors	1-A	024-11620	1.6	10/20/2021
1.7	Form of Bridge Convertible Promisorry Note, along with amendments thereto, between the Company and certain investors	1-A	024-11620	1.7	10/20/2021
1.8	Form of Crowd SAFE between the Company and certain investors	1-A	024-11620	1.8	10/20/2021
1.9	Equity Incentive Plan	1-A	024-11620	1.9	10/20/2021
1.10*	Consent of Independent Auditor	1-K	024-11620

*	Filed with this report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WELIVV, INC.

By:	/s/ Andrew Christodoulides
Title:	Chief Executive Officer
Date:	5/02/2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Andrew Christodoulides
Title:	Chief Executive Officer
Date:	5/02/2022

By:	/s/ Laurence Levi
Title:	Chairman, Board of Directors
Date:	5/02/2022